SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

Forlink Software Corporation, Inc.

(Name of the Issuer)

Forlink Software Corporation, Inc.
Yi He
Hongkeung Lam
(Names of Persons Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

346331-200
(CUSIP Number of Class of Securities)

Yi He

Chief Executive Officer

Shenzhou Mansion 9F, ZhongGuanCun South Street, No. 31,

Haidian District, Beijing, China, 100081

__________________________(0086) 10 6811 8866_______________________

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Elizabeth Fei Chen, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-1,000) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$193,879.14	$26.45

*For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $193,879.14 by the Issuer in lieu of fractional shares immediately following a 1-for-30,000 reverse stock split to holders of fewer than 30,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.26 per pre-reverse split share and 745,689 pre-reverse split shares, the estimated aggregate number of shares held by such holders.

**Determined pursuant to Rule 0-11(b)(1), as amended, by multiplying the transaction value of $193,879.14 by $0.0001364.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26.45

Form or Registration No.: Schedule 13E-3; File No. 005-62303

Filing Party:

Forlink Software Corporation, Inc.

Yi He

Hongkeung Lam

Date Filed: May 24, 2013

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INTRODUCTION

This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Forlink Software Corporation, Inc., a corporation incorporated under the laws of the State of Nevada (the “Company”), (b) Mr. Yi He, Chairman of the Board and Chief Executive Officer of the Company, and (c) Mr. Hongkeung Lam, a member of the Board of Directors of the Company and the Chief Financial Officer of the Company. The Schedule 13E-3 is being filed in connection with a “going private” transaction, the primary purpose of which is to reduce the number of record holders of the Company’s common stock, par value $0.001 per share (the “Common Stock”), to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock, under Section 12(g) of the Exchange Act, and suspend its reporting obligations under the Exchange Act.

To accomplish this reduction in the number of record holders of the Common Stock, the Company effected a reverse stock split of the Common Stock at a ratio of 30,000 to one (the “Reverse Split”). In the Reverse Split, each 30,000 shares of Common Stock outstanding as of the effective date of the Reverse Split has been converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders owning fewer than 30,000 pre-Reverse Split shares, the Company will make a cash payment equal to $0.26 per pre-Reverse Split share to such stockholders. Accordingly, stockholders owning fewer than 30,000 pre-Reverse Split shares, after the Reverse Split, will have no further interest in the Company, no longer be stockholders of the Company and are entitled to receive only a cash payment equal to $0.26 multiplied by the number of pre-Reverse Split shares owned by them. The stockholders who will be cashed out as a result of the Reverse Split own, in the aggregate, approximate 16% of the Common Stock outstanding immediately before the Reverse Split.

After the completion of the Reverse Split, the Company effected a one-to-30,000 forward stock split (the “Forward Split”, and together with the Reverse Split, the “Transaction”) for those stockholders who hold at least one whole post-Reverse Split share by converting all post-Reverse Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Split shares multiplied by 30,000.

Under Nevada law and the Articles of Incorporation of the Company, as amended (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may only amend the Articles of Incorporation to implement the Reverse Split and the Forward Split with the approval of at least a majority of the stockholders. On May 23, 2013, stockholders holding approximately 53% of the issued and outstanding shares of Common Stock of the Company, approved these actions by written consent. In addition, stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the “fair value” of their fractional share under Nevada law.

Following the Transaction, the Company has fewer than 300 stockholders of record. As a result, the Company is eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act by filing with the SEC a Certification and Notice of Termination of Registration on Form 15 (“Form 15”). Upon the effectiveness of Form 15, which is 90 days after Form 15 is filed with the SEC, the Company will no longer be subject to the reporting requirements under the Exchange Act as long as the number of its stockholders of record remains below 300.

The Transaction was conducted upon the terms and subject to the conditions set forth in the Company’s Definitive Information Statement on Schedule 14C, which was mailed to the Company’s stockholders on July 25, 2013 (the “Information Statement”). The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

This final Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the result of the Transaction.

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Item 15. Additional Information

(c)           Other Material Information. This Item 15(c) is hereby amended and supplemented as follows:

On July 31, 2013, the Company filed with the Secretary of State of Nevada a Certificate of Change to the Articles of Incorporation, pursuant to which it effectuated the Reverse Split at 9:00 am EDT on August 14, 2013 (the “Effective Date”). In lieu of the Company issuing fractional shares to stockholders owning less than 30,000 pre-Reverse Split shares, the Company will pay cash equal to $0.26 multiplied by the number of pre-Reverse Split shares held by such stockholder.

On July 31, 2013, the Company also filed with the Secretary of State of Nevada a Certificate of Change to its Articles of Incorporation, pursuant to which it effectuated the Forward Split at 9:01 am EDT on the Effective Date.

Item 16. Exhibits

(a)(3)	Definitive Information Statement on Schedule 14C (the “Information Statement”) (filed with the SEC and mailed to the stockholders of Forlink Software Corporation, Inc. on July 25, 2013 and incorporated herein by reference).

(a)(5)(i)	Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (incorporated by reference to such report filed with SEC on April 11, 2013).

(a)(5)(ii)	Financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (incorporated by reference to such report filed with the SEC on May 20, 2013).

(b)	Not applicable.

(c)	The Valuation Report prepared by Forefront Capital Services, LLC, dated May 15,2013 (filed as Appendix B the Information Statement filed with the SEC and incorporated herein by reference).

(d)	Not Applicable.

(f)	Chapter 92A of the Nevada Revised Statutes (filed as Appendix A to the Information Statement and incorporated herein by reference).

(g)	Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2013

Forlink Software Corporation, Inc.

By:	/s/ Yi He
Name:	Yi He
Title:	Chairman and Chief Executive Officer

/s/ Yi He
Yi He

/s/ Hongkeung Lam
Hongkeung Lam

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